Mail Stop 4561

January 7, 2010

Mr. Gregory T. Barnum
Vice President – Finance and Chief Financial Officer
Datalink Corporation
8170 Upland Circle
Chanhassen, MN 55317-8589

> **Re:** **Datalink Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2008**
> **Filed March 26, 2009**
> **Form 10-Q for the Quarterly Period ended September 30, 2009**
> **Filed November 12, 2009**
> **File No. 000-29758**

Dear Mr. Barnum:

We have reviewed your response letter dated December 23, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 25, 2009.

Form 10-K for the Fiscal Year ended December 31, 2008

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 37

1.   We have reviewed your response to our prior comment number 2. Identify the third parties you prepay and describe the nature of the direct support they provide to your customers. Tell us why you prepay. Indicate whether the third parties are the primary obligator under these contracts. Describe the significant terms of

your agreements with the third parties.  For example, tell us whether the fees structure is fixed or variable.  Describe any performance requirements such any minimum or maximum number of support levels. Explain why you believe that the deferred costs should be amortized based on a straight-line basis instead of based on levels of activity.  Please advise.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,


Stephen Krikorian
Accounting Branch Chief